UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:      Not Applicable

PART I – REGISTRANT INFORMATION
Virgin Galactic Holdings, Inc.
Full Name of Registrant
Not Applicable
Former Name if Applicable
166 North Roadrunner Parkway, Suite 1C
Address of Principal Executive Office (Street and Number)
Las Cruces, New Mexico 88011
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III – NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attached extra Sheets if Needed)
Virgin Galactic Holdings, Inc. (the “Company”) was unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021 (the “Quarterly Report”) by the prescribed due date for the reasons described below.
As previously disclosed, in light of the Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”) (the “Staff Statement”) issued by the staff of the Securities and Exchange Commission on April 12, 2021, the audit committee of the Company’s board of directors, together with management, determined that the Company’s consolidated financial statements and related financial information as of and for the fiscal years ended December 31, 2020 and 2019, as well as the summarized unaudited quarterly financial data for the quarters ended December 31, 2019 through December 31, 2020, contained in the Company’s Annual Report on Form 10-K filed with the SEC on March 1, 2021, as amended by Amendment No. 1 thereto on Form 10-K/A filed with the SEC on March 11, 2021 (as amended, the “Original 10-K”), should be restated.
On May 10, 2021, the Company filed restated financial statements as of and for the fiscal years ended December 31, 2020 and 2019 in Amendment No. 2 to the Original 10-K (the “Restatement”). As a result of the considerable time and dedication of resources required to complete the Restatement, the Company was unable to file its Quarterly Report by its prescribed due date without unreasonable effort or expense. The Company expects to file its Quarterly Report within five calendar days of May 10, 2021.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:
	Douglas Ahrens	(575)	424-2100
	(Name)	(Area code)	(Telephone Number)
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates a significant reduction in net loss for the three months ended March 31, 2021, as compared to the three months ended March 31, 2020, as restated, primarily due to the change in the fair value of warrants. The Company estimates that net loss for the three months ended March 31, 2021 was approximately $130 million, as compared to $377 million for the three months ended March 31, 2020.

    Virgin Galactic Holdings, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 11, 2021	By:	/s/ Douglas Ahrens
	Name:	Douglas Ahrens
	Title:	Chief Financial Officer

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